

SECUI **08025293** ,SION

Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8- 46943 |

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____01/01/2007____ AND ENDING ____12/31/2007____

                                              MM/DD/YY                          MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:    Cascade Investment Group, Inc.

| OFFICIAL USE ONLY |
| --- |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

| FIRM I.D. NO. |
| --- |

____90 South Cascade Avenue, Suite 1250____

                              (No. and Street)

____Colorado Springs, CO  80903____

      (City)                      (State)                     (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
      Craig S. Ralston, President                    (719) 632-0818

                                                    (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

____Stockman Kast Ryan & Co LLP____

                          (Name – if individual, state last, first, middle name)

____102 N. Cascade Ave., Suite 400, Colorado Springs, CO  80903____

    (Address)                       (City)                **PROCESSED**      (Zip Code)

CHECK ONE:

        ☒ Certified Public Accountant            **FEB 19 2008**

        ☐ Public Accountant                    **THOMSON**

        ☐ Accountant not resident in United States or any of its possessions.  **FINANCIAL**

| FOR OFFICIAL USE ONLY |
| --- |
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

2/15/08

# OATH OR AFFIRMATION

I, _____Craig S. Ralston_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____Cascade Investment Group, Inc._____ , as

of _____December 31_____ , 20_07_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____President_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CASCADE INVESTMENT GROUP, INC.

Financial Statements

For the Year Ended December 31, 2007,

Supplemental Schedules

And

Independent Auditors' Report



## INDEPENDENT AUDITORS' REPORT

Board of Directors
Cascade Investment Group, Inc.

We have audited the accompanying statement of financial condition of Cascade Investment Group, Inc. (the Company) as of December 31, 2007 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cascade Investment Group, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

January 29, 2008

Certified Public Accountants and Business Advisors | 102 N. Cascade Avenue, Suite 400, Colorado Springs, CO 80903

www.skrco.com telephone: (719) 630-1186 facsimile: (719) 630-1187

# CASCADE INVESTMENT GROUP, INC.

## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2007

### ASSETS

CURRENT ASSETS

| | |
|---|---:|
| Cash and cash equivalents | $ 308,720 |
| Receivable from clearing organization | 25,913 |
| Prepaid expenses | 27,089 |
| Investments | 97,859 |
| Total current assets | 459,581 |
| CASH HELD ON DEPOSIT WITH CLEARING BROKER | 25,000 |
| FURNITURE AND EQUIPMENT, net of accumulated depreciation of $18,409 | 11,518 |
| TOTAL | $ 496,099 |

### LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

| | |
|---|---:|
| Payable to brokers | $ 70,876 |
| Accounts payable and accrued expenses | 5,074 |
| Income taxes payable | 9,459 |
| Total current liabilities | 85,409 |

STOCKHOLDERS' EQUITY

| | |
|---|---:|
| Common stock, no par value, 50,000 shares authorized, 140 shares issued and outstanding | 100,974 |
| Retained earnings | 309,716 |
| Total stockholders' equity | 410,690 |
| TOTAL | $ 496,099 |

See notes to financial statements.

# CASCADE INVESTMENT GROUP, INC.

## STATEMENT OF INCOME
## FOR THE YEAR ENDED DECEMBER 31, 2007

| | |
|---|---:|
| **REVENUES** | |
| Commissions and asset management fees | $ 2,342,330 |
| Investment income | 20,109 |
| Miscellaneous | 35,000 |
| | |
| TOTAL | 2,397,439 |
| | |
| **EXPENSES** | |
| Commissions | 1,510,463 |
| Employee compensation and benefits | 358,477 |
| Occupancy | 111,742 |
| Clearance fees | 95,865 |
| Communications and data processing | 58,239 |
| Other | 192,275 |
| | |
| TOTAL | 2,327,061 |
| | |
| INCOME BEFORE INCOME TAX PROVISION | 70,378 |
| | |
| INCOME TAX PROVISION | 21,529 |
| | |
| NET INCOME | $ 48,849 |

See notes to financial statements.

# CASCADE INVESTMENT GROUP, INC.

**STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY**
**FOR THE YEAR ENDED DECEMBER 31, 2007**

| | Common Stock | | Retained | |
| | Shares | Amount | Earnings | Total |
|---|---|---|---|---|
| BALANCE, January 1, 2007 | 135 | $ 87,958 | $ 260,867 | $ 348,825 |
| Issuance of common stock | 5 | 13,016 | | 13,016 |
| Net income | | | 48,849 | 48,849 |
| BALANCE, December 31, 2007 | 140 | $ 100,974 | $ 309,716 | $ 410,690 |

See notes to financial statements.

# CASCADE INVESTMENT GROUP, INC.

## STATEMENT OF CASH FLOWS
## FOR THE YEAR ENDED DECEMBER 31, 2007

| | |
|---|---:|
| **OPERATING ACTIVITIES** | |
| Net income | $ 48,849 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Depreciation | 11,022 |
| Realized and unrealized gain on securities | (2,720) |
| Changes in operating assets and liabilities: | |
| Receivable from clearing organization | (4,337) |
| Prepaid expenses | 5,339 |
| Payable to brokers | 9,948 |
| Accounts payable and accrued expenses | 11,379 |
| | |
| Net cash provided by operating activities | 79,480 |
| | |
| **INVESTING ACTIVITIES** | |
| Proceeds on sale of investments | 25,952 |
| Purchases of investments | (51,029) |
| | |
| Net cash used in investing activities | (25,077) |
| | |
| **FINANCING ACTIVITIES** — | |
| Issuance of stock | 13,016 |
| | |
| Net cash provided by financing activities | 13,016 |
| | |
| NET INCREASE IN CASH AND CASH EQUIVALENTS | 67,419 |
| | |
| CASH AND CASH EQUIVALENTS, January 1, 2007 | 241,301 |
| | |
| CASH AND CASH EQUIVALENTS, December 31, 2007 | $ 308,720 |
| | |
| **SUPPLEMENTAL CASH FLOW INFORMATION** | |
| Cash paid for income taxes | $ 8,541 |

See notes to financial statements.

# CASCADE INVESTMENT GROUP, INC.

## NOTES TO FINANCIAL STATEMENTS

1. **SIGNIFICANT ACCOUNTING POLICIES**

   **General** — Cascade Investment Group, Inc. (the Company), a Colorado corporation, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is an "introducing firm" and is prohibited from receiving funds or securities from its customers; rather, the company utilizes a clearing broker to perform the custodial functions. The Company maintains one office in Colorado Springs, Colorado.

   **Commissions** — Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

   **Asset Management Fees** — Asset management fees are received quarterly at the beginning of the quarter and are recognized as earned on a pro rata basis over the term of the contract.

   **Furniture and Equipment** — Furniture and equipment are recorded at cost and are depreciated over estimated useful lives of three to seven years using the straight-line method.

   **Advertising** — The Company expenses advertising costs as incurred. Advertising expense for the year ended December 31, 2007 was $14,306.

   **Cash and Cash Equivalents** — For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less at the purchase date to be cash equivalents. Cash and cash equivalents include money market mutual funds of $230,968.

   The Company maintains cash and cash equivalents in bank deposit accounts which, at times, may exceed federally insured limits. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

   **Investments** — Investments are carried at market value. Realized and unrealized gains and losses are reflected in the statement of income.

   **Income Taxes** — The Company accounts for income taxes using the asset and liability method, under which deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

   **Use of Estimates** — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## 2. CLEARING AGREEMENT

The Company has an agreement with RBC Dain Correspondent Services, Inc. (Dain) under which Dain clears all securities transactions for the Company's customers and also performs all "back room" functions for the Company. These functions include, among other things, executing customer orders as they are transmitted to Dain, preparing and mailing transaction confirmations and customer statements directly to the customers and performing all cashiering functions for customer accounts.

The Company receives commission and fee income from Dain based on the number and size of transactions. The Company pays all costs associated with transactions executed through Dain plus a "per transaction" fee based on the amount of business transacted during the month.

The agreement requires, and the Company maintains, a minimum cash deposit with Dain of $25,000.

The Company currently transacts all of its brokerage business through Dain. Should Dain not fulfill its obligations under the agreement, the Company may be exposed to risk. The risk of default depends on Dain's ability to continue to perform under the agreement as well as the creditworthiness of Dain. It is the Company's policy to review, as necessary, the credit standing and financial viability of Dain.

## 3. INVESTMENTS

The cost and estimated fair market values of investments in securities at December 31, 2007 is as follows:

|  | Cost | Gross Unrealized Gain (Loss) | Estimated Fair Value |
|---|---|---|---|
| Equity securities | $ 81,264 | $ 4,724 | $ 85,988 |
| Corporate bond funds | 13,358 | (1,487) | 11,871 |
| Total | $ 94,622 | $ 3,237 | $ 97,859 |

Income from investments for 2007 consists of the following:

| | |
|---|---|
| Interest and dividends | $ 17,389 |
| Realized and unrealized gains on investment | 2,720 |
| Total | $ 20,109 |

## 4. RETIREMENT PLAN

The Company has a profit sharing plan, which is qualified under Section 401(k) of the Internal Revenue Code. The Company made contributions to the plan for the year ended December 31, 2007 of $38,191.

5. **OPERATING LEASES**

The Company leases office space and equipment under operating leases that expire at various times through 2010. Future minimum lease payments under the leases are as follows:

| | |
|---|---|
| 2008 | $ 82,252 |
| 2009 | 34,758 |
| 2010 | 1,756 |
| Total | $ 118,766 |

Rental expense for the year ended December 31, 2007 was $124,832.

6. **NET CAPITAL REQUIREMENTS**

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2007, the Company had net capital of $346,251, which was $296,251 in excess of its required net capital of $50,000. The Company's net capital ratio was .25 to 1, the calculation of which is included within Supplemental Schedule I.

# CASCADE INVESTMENT GROUP, INC.

## SUPPLEMENTAL SCHEDULES

# CASCADE INVESTMENT GROUP, INC.

**SCHEDULE I — COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007**

| | |
|---|---:|
| Net Capital: | |
| Total stockholders' equity | $ 410,690 |
| Deduct non allowable assets: | |
|    Furniture and equipment, net | 11,518 |
|    Prepaid expenses | 27,089 |
|    Other deductions or charges | 5,000 |
|    Haircuts on brokerage accounts | 20,832 |
| Net capital | $ 346,251 |
| Aggregate indebtedness — items included in financial statements | $ 85,409 |
| Basic net capital requirement | $ 50,000 |
| Excess net capital | $ 296,251 |
| Ratio aggregate indebtedness to net capital | .25 |
| Net capital as reported in Company's Part II (unaudited) FOCUS report as of December 31, 2007 | $ 355,709 |

Cascade Investment Group, Inc. does not hold funds or securities for, or owe money or securities to, customers. Consequently, the Company qualified for exemption from the provision of SEC Rule 15c-3(k)(2)(1) and Schedules II, III and IV of FOCUS Form X-17A-5, Part II.

